Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on June 22, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above- referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JUNE 22, 2010
PLEASE NOTE: You may notice the DMR is slightly different today than the format with which you’re familiar. The DMR is being published remotely this week, which required formatting changes.
REMARQUE: vous constaterez probablement que le format de la revue de presse quotidienne est quelque peu différent aujourd’hui. Comme la revue est publiée à distance cette semaine, des modifications ont dû être apportées à son format.
1. Shareholders file suit against South Financial merger The Greenville News (South Carolina) Five shareholders of The South Financial Group have filed suit against the company, its directors and TD Bank Financial Group, alleging the merger agreement in which Canada-based TD Bank would acquire Greenville-based South Financial is unfair and contains a “shockingly low” offer price. See full story
2. Debt is central bank’s biggest fear The Globe and Mail Risks to Canada’s financial stability have gone up over the past six months because of the possibility that the European debt crisis and “severe tensions” in global markets could threaten the worldwide recovery, the Bank of Canada said Monday. See full story
3. Flaherty steps back from contingent capital idea Report on Business (The Globe and Mail) Finance Minister Jim Flaherty is edging away from his alternative to a global bank tax, acknowledging in an interview that it’s “debatable” whether enough countries can be won over to make Canada’s contingent capital plan work on a global scale. See full story
4. Canada Presses China For Yuan Details The Financial Post Canada’s top political leaders put China on the spot Monday, saying more specifics about the country’s plans to move toward a flexible currency are needed. See full story
5.. Visa, MasterCard Climb as Congress Weighs Debit Card Deal Bloomberg Visa Inc. and MasterCard Inc., the world’s biggest payments networks, climbed more than 4 percent as the U.S. Congress worked toward a compromise that would protect transaction fees they charge to banks. See full story
6. Central Banks Show Euro Losing Reserve Status as Loonie Gains Bloomberg The Australian and Canadian dollars are becoming reserve currencies for central bankers seeking alternatives to deteriorating government credit quality in Europe, the U.S. and Japan..See full story
7. Bank of America-Merrill Lynch Rolls Out ‘Merrill Edge’ Discount-Trading Investmentadvisor.com Bank of America-Merrill Lynch rolled out the Merrill Edge platform on Monday, June 21, to give new and existing customers discount online-trading, banking and other services. TD Ameritrade mentioned. See full story
8. Young kids show their hearts Montreal Gazette

The pre-K children in the Centre de la Petite Enfance de Y at the West Island Jewish Community Centre raised more than $750 in its Coins for a Cause campaign this year, enough to make 63 stuffed animals for young patients at the Montreal Children’s Hospital. Christine Marchildon, SVP, TD Canada Trust, quoted. See full story
9. Investors rate their advisers with a note of caution The Vancouver Sun Canadians are happier with their investment firms but also more cautious than a year ago, says a study released last week by J.D. Power and Associates. TD Waterhouse mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Shareholders file suit against South Financial merger
The Greenville News (South Carolina)
DAVID DYKES
Five shareholders of The South Financial Group have filed suit against the company, its directors and TD Bank Financial Group, alleging the merger agreement in which Canada-based TD Bank would acquire Greenville-based South Financial is unfair and contains a “shockingly low” offer price.
H. Lynn Harton, South Financial’s president and chief executive officer, told The Greenville News that “our belief is that there is no merit to the suit.”
The suit alleges that the proxy filed with the Securities and Exchange Commission “conceals and omits material information” that shareholders would need to evaluate the proposal, and that TD’s offering price of 28 cents a share represents a “great disparity, and apparent unfairness” to TSFG shareholders, given the company’s book value of $2.72 per share.
Without more information, South Financial’s shareholders can’t cast “an informed vote” on the proposed merger and the vote should be suspended, the suit says.
Named as defendants are South Financial and its directors, TD Bank Financial, Toronto-Dominion Bank and Hunt Merger Sub Inc., a South Carolina corporation and wholly owned subsidiary of TD formed solely for the merger, according to court records.
TD officials couldn’t be reached for comment on Monday.
“The board and management thoroughly explored every potential avenue to maximize shareholder value in the face of a very challenging economic environment,” said Harton, who has been a company director since 2009 and is named as a defendant.
Harton said South Financial “had the best advisers that we could find and used their advice, which we thought was obviously sound and reasoned.”
The TD transaction is the result of that “exhaustive examination,” he said.

“We clearly believe it’s the best option for our shareholders and we would stand by the path that we have chosen,” Harton said.
The shareholders’ attorneys of the Mount Pleasant-based Motley Rice law firm couldn’t be reached for comment.
The plaintiffs, who are asking for a jury trial, allege in the suit that the proposed transaction with TD is illegal and unenforceable. They also are seeking a judgment that would direct South Financial’s board members to exercise their fiduciary duties to obtain a transaction that “is in the best interests of shareholders,” according to court records.
The plaintiffs, who include four South Carolina residents and one North Carolina resident, say that they brought the legal action on their behalf and that of other public shareholders and the suit “is properly maintainable” as a class action.
As of June 18, there were approximately 215 million publicly held shares of South Financial stock outstanding, according to the suit. The merger needs approval of South Financial shareholders and various regulators.
South Financial said last month it planned to merge with TD Bank and become a wholly owned TD subsidiary of the Toronto-based financial services giant.
The pressure on South Financial, the parent company of Carolina First Bank, had been steadily growing and crested recently with a consent order with the federal government that required the bank to raise more capital and unload troubled assets. South Financial rolled up more than $1.3 billion in losses since the beginning of 2008, when it installed new management.
TD said it signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either 28 cents in cash, or         .004 shares of TD common stock, for each outstanding South Financial common share.
When the transaction is completed, TD will acquire all of South Financial and all of its businesses and obligations, including all deposits of Carolina First Bank, which also operates as Mercantile Bank in Florida.
As part of the deal, the federal government will sell to TD its $347 million of South Financial preferred stock acquired under the U.S. Treasury Department’s Capital Purchase Program. TD will pay approximately $130.6 million for the taxpayer funds South Financial received as part of the bank bailout plan. The government agreed to discharge all accrued but unpaid dividends on that stock, TD officials said.
In their suit, the South Financial shareholders allege TD received an unfair advantage over other potential buyers because it was the only one “armed with the knowledge” that Treasury was willing to take a $217 million discount on its TARP preferred stock.
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2. Debt is central bank’s biggest fear
The Globe and Mail
JEREMY TOROBIN
Risks to Canada’s financial stability have gone up over the past six months because of the possibility that the European debt crisis and “severe tensions” in global markets could threaten the worldwide recovery, the Bank of Canada said Monday.

In their semi-annual review of Canada’s financial system, policy makers said it continues to function well and has actually strengthened since their last assessment in late 2009. However, they reiterated concerns about the amount of household debt that Canadians have built up amid historically low borrowing costs, and outlined how Canada’s strong economy could fall victim to fiscal troubles across the Atlantic Ocean if they fuel stricter lending standards among banks and a drop in demand.
“Many aspects of the Canadian macrofinancial environment have improved since last December, with the economic recovery proceeding as expected and conditions in Canada’s financial system generally strengthening,” the central bank’s governing council said in its latest risk assessment. Still, policy makers said, “near-term risks” to Canada have increased because of “heightened concerns that worldwide fiscal strains have the potential to cause tensions in interbank funding markets, to derail the global economic recovery, or to trigger a disorderly resolution of global imbalances.”
Policy makers said the level of risk has increased in three of five categories that they look at for their review, namely: funding and liquidity; the so-called imbalances in the global economy that exacerbated the financial crisis of 2008; and the current economic outlook.
Canadian banks’ capital levels, and the quality of what they possess, has improved since December, the central bank said, while the risks posed by household balance sheets remain “roughly unchanged” even as households’ financial vulnerability to economic shocks is growing. The rising debt-to-income ratio among Canadians, which policy makers such as Bank of Canada Governor Mark Carney have been warning about for several months, also could pose a risk to banks and the economy as a whole, should borrowers default on their loans and force banks to hold back on extending credit.
“In the event of a significant economic downturn, the credit quality of household loan portfolios could be undermined, prompting banks to tighten credit conditions and some households to reduce spending,” the central bank said. “Ultimately, this could result in mutually reinforcing declines in real economic activity and in the health of the financial sector.”
Measures being taken by European governments to get their fiscal houses in order need to be sufficient to keep investors satisfied that the problems are being addressed, the central bank said, while warning that “economic and political constraints” could complicate those efforts and lead to another period of “severe stress” in markets.
“Concerns over fiscal imbalances could also result in an abrupt increase in risk premiums and volatility for a wide range of assets and currencies,” the central bank said. “While Canada’s position is relatively strong, our financial system could be adversely affected by growing fiscal strains elsewhere.”
Also, sweeping new rules that Group of 20 policy makers are crafting for the financial sector could have “unintended consequences” or cause challenges for banks as they transition to whatever regime is approved, the central banks said.
“Given its unprecedented scope, pace, and complexity, there is a risk that regulatory reform could have unintended consequences,” the bank said. Nonetheless, policy makers said, “at least equally important is the risk that key elements of the reform agenda will be diluted, either because of complacency as economic and financial conditions improve or because of fears that reforms could harm a still-fragile recovery.”
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3. Flaherty steps back from contingent capital idea
Report on Business (The Globe and Mail)
KEVIN CARMICHAEL

Finance Minister Jim Flaherty is edging away from his alternative to a global bank tax, acknowledging in an interview that it’s “debatable” whether enough countries can be won over to make Canada’s contingent capital plan work on a global scale.
It’s still too early to write off the idea, which would require banks to sell debt that would convert to equity at times of stress. Mr. Flaherty stressed that he remains a fan of the concept, which he sees as a form of self-insurance that would make financial institutions less likely to rely on taxpayers to bail them out in future.
But the proposal has run into a wall of doubt in financial markets, where investors are skeptical that enough buyers could be found to make the securities affordable for banks to issue.
Mr. Flaherty suggested that many of his counterparts in the Group of 20 also are doubtful, and that he is unwilling to burn political capital by forcing the issue at this weekend’s G20 leaders’ meeting in Toronto.
“I really want to see the G20 agree on how go forward; it is important that we try to be collegial,” Mr. Flaherty said Monday after a speech to Wall Street analysts at the Canadian consulate.
“I like the contingent capital idea, but I understand some of the concerns that have been expressed about it. It needs more work, more discussion.”
Canada’s attempt to win broad acceptance of contingent capital always faced long odds even as Mr. Flaherty adopted it as part of his successful campaign to block the European-led push for a global bank tax. Paul Volcker, the former U.S. Federal Reserve Board chairman and current adviser to U.S. President Barack Obama, said at a conference in Montreal earlier this month that the idea has been around for several decades but never gained traction.
By relenting on contingent capital, Mr. Flaherty may be seeking renewed footing for his stand against new bank levies. France and Germany are set to push hard for punitive taxes on the financial industry at the G20 summit, including a charge on financial transactions that was endorsed by the European Union.
In choosing to back down on its proposal, Canada puts itself in a better position to resist those of others. Mr. Flaherty reiterated to his Wall Street audience that he firmly opposes a bank tax.
The debate about bank levies and contingent capital stems from the G20’s promise, made in Pittsburgh last September, to ensure that taxpayers never again foot the bill for a bank rescue. Despite the complete lack of consensus on how to keep that pledge, Mr. Flaherty said he is confident that the G20 members in Toronto will officially endorse the principle “that if a financial institution causes a crisis, the institution pays for it and not taxpayers.”
Mr. Flaherty hinted at how that could be done without agreement on a tax or debt that converts to equity – by dropping the matter altogether.
Many experts argue that a bailout tax or some similar measure would be unnecessary if policy makers get regulations right and institute tougher capital requirements, limits on leverage and more diligent supervision of financial institutions. The G20 might be coming around to that way of thinking, too.
“That’s another point of view that will be put on the table [in Toronto],” Mr. Flaherty said.
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4. Canada Presses China For Yuan Details
The Financial Post
DAVID PETT

Canada’s top political leaders put China on the spot Monday, saying more specifics about the country’s plans to move toward a flexible currency are needed.
Stephen Harper, the Prime Minister, and Jim Flaherty, the Minister of Finance, said world leaders are expected to press Chinese leader Hu Jintao at this weekend’s G20 summit in Toronto on more detailed plans to end the renmimbi’s fixed-rate peg to the U.S. dollar and allow the currency to appreciate.
The comments, following Canada’s success in fighting off the global bank tax, are another sign Canadian officials are not afraid to lead the agenda on the top summit issues.
As markets around the world greeted China’s plan in positive fashion Monday, Mr. Harper said he is encouraged by the move and hopes it will ease the burden on the Canadian dollar of the U.S. currency’s recent decline.
“If we can spread the depreciation burden around the world, that obviously would be helpful to the Canadian economy,” Mr. Harper said in Ottawa. “The proof will be in the pudding over time, but I think it’s fair to say this is a very positive announcement by China. More broadly it does show China not simply doing some positive things, but China assuming a more global view.”
In New York City to tout Canada’s fiscal health, Mr. Flaherty warned G20 leaders will want to see more details of China’s yuan plans.
“Some countries will want to see more detail and perhaps even a schedule of some sort,” Mr. Flaherty said.
In the lead up to the summit, both Mr. Harper and Barack Obama, the U.S. President, have stressed the importance of flexible exchange rates to overcome global trade imbalances. Revaluing the yuan, which some suggest is undervalued by as much as 30%, is expected to move the country toward a more domestically driven economy and away from its current export-led one.
China announced on the weekend it would drop the yuan’s peg to the U.S. dollar and allow it to float more freely.
The currency had been held at a peg near 6.83 per U.S. dollar for 23 months during the financial crisis. The currency soared 0.42% to 6.7976 per U.S. dollar on the announcement, the biggest daily gain and the highest close since its managed float regime between 2005 and 2008.
But any revaluation is likely to be gradual and still controlled by the People’s Bank of China which will continue to set the so-called “reference rate” around which the yuan is allowed to float.
Still, many analysts saw the move as a vote of confidence by China in the global recovery. Commodity markets and other shares of companies selling goods to China surged as the move signalled greater purchasing power on the part of the Asian giant.
With most experts expecting a gradual appreciation of the yuan of 3% to 5% on an annual basis, China’s move could also help rebuild fragile investor confidence, as it provides clarity on where it is heading with its exchange rate, Colin Cieszynski, a market analyst at CMC Market Canada said in a note to clients.
The move should help reduce trade tensions between China and the United States where many in Congress believe the yuan has been held artificially low boost Chines market share.
“Trade tensions should therefore ease (for a while),” said Julian Jessop, chief international economist at Capital Economics in London. “It will also be seen as reducing the need for aggressive hikes in Chinese interest rates, which had worried commodity markets.”
Ultimately however, the currency will still be managed by China’s central bank.
“Mr. Flaherty may be asserting the desire of the G20 to gain a better understanding of whether this is just a trivial move or something more meaningful,” said Avery Shenfeld, chief economist at CIBC World Markets.
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5. Visa, MasterCard Climb as Congress Weighs Debit Card Deal
Bloomberg
PETER EICHENBAUM
Visa Inc. and MasterCard Inc., the world’s biggest payments networks, climbed more than 4 percent as the U.S. Congress worked toward a compromise that would protect transaction fees they charge to banks.
The House will seek to maintain the Senate’s proposed cap on debit-card interchange, or “swipe” fees, according to Representative Barney Frank, the Massachusetts Democrat leading talks to produce a final regulatory overhaul bill. The plan from Senator Richard Durbin would empower the Federal Reserve to set fees charged to merchants that are “reasonable and proportional” to the cost of processing debit transactions.
“If the counter-proposal becomes law, Visa and MasterCard still may have to cope with some business-model changes, but these would likely be less than had been feared,” Jason Kupferberg, an analyst at UBS AG in New York, said today in a note to clients.
The compromise prevents the Fed from regulating “network fees” that Visa and MasterCard charge to banks on each transaction as long as the fees aren’t used to “circumvent” interchange regulation, according to Durbin, the Illinois Democrat and majority whip. Reloadable prepaid cards, including those used to disburse government benefits, would be exempt.
The House version also would allow the Fed to consider fraud-related costs in setting interchange rates.
“We were able to reach an agreement which makes minor changes to strengthen consumer protections and bring competition to a market where there is none,” Durbin said in a statement. “We’ve addressed the concerns of states regarding their ability to provide services to the unemployed and the concerns of small financial firms regarding their ability to provide services to the unbanked.”
Shares Rise
Visa rose 5 percent to $80.90 at 5:37 p.m. in New York Stock Exchange composite trading. Purchase, New York-based MasterCard advanced 4.2 percent to $223.34. Shares of both companies had fallen about 14 percent from May 3 through June 18 after Durbin said he would seek interchange limits.
The proposed compromise, which the payments industry opposes, may fail to survive a bipartisan conference committee that is scheduled to debate the interchange amendment tomorrow.
“We continue to have concerns that the ultimate outcome of this legislation would be the passing of merchant acceptance costs to consumers at a time when Americans can least afford it,” MasterCard spokesman James Issokson said in an e-mailed statement. Visa spokesman Will Valentine declined to comment.
$20 Billion in Fees
MasterCard and San Francisco-based Visa set interchange fees and pass the money to card-issuers including Bank of America Corp. and JPMorgan Chase & Co. Interchange is the largest component of the fees U.S. merchants pay to accept Visa and MasterCard debit cards. The fees totaled $19.7 billion and averaged 1.63 percent of each sale last year, according to the Nilson Report, an industry newsletter.
The Senate voted 64-33 on May 13 to include the debit- interchange caps after Durbin agreed to exempt banks with assets of less than $10 billion, or 99 percent of all U.S. lenders. That failed to win the support of groups representing credit unions and community banks, who said the exemption would make their cards more expensive to accept than those issued by bigger banks.

‘Severe Disadvantage’
The proposed compromise “falls far short of safeguarding consumers’ best interests,” Fred Becker, president of the National Association of Federal Credit Unions, said today in a statement. “This legislation would still put credit unions at a severe disadvantage compared to large credit-card issuers.”
On June 16, after 131 House members signed a letter urging the conference committee to strip the debit-cap amendment from the bill, Durbin said he would work to exempt reloadable prepaid cards used to distribute government benefits. At least 10 state treasurers including Shane Osborn, a Nebraska Republican, had said the legislation could hurt those government programs and their beneficiaries.
The industry escaped previous attempts to regulate interchange on credit cards, which average about 2 percent per transaction, saying the fees are needed to compensate banks for the risk of lending money. That argument isn’t relevant to interchange on debit cards, which tap funds held in consumer checking accounts.
Durbin said in a June 17 interview that he’s determined to push through his amendment and counteract the “unregulated power” wielded by Visa and MasterCard. The companies accounted for 91 percent of global purchase transactions made with general-purpose cards last year, according to the Nilson Report.
Network Competition
The compromise legislation would allow merchants to set minimums and maximums for credit-card purchases and offer discounts based on the form of payment. A provision that would have allowed merchants to tailor discounts by card brand was removed and replaced with a measure that directs the Fed to issue rules preventing networks from requiring that their debit cards can only be used on one network.
“Merchants will have the choice of at least two networks upon which to run debit transactions,” Durbin’s statement said. The measure “provides additional competition to a previously non-competitive part of the market.”
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6. Central Banks Show Euro Losing Reserve Status as Loonie Gains
Bloomberg
OLIVER BIGGADIKE
The Australian and Canadian dollars are becoming reserve currencies for central bankers seeking alternatives to deteriorating government credit quality in Europe, the U.S. and Japan.
“They’ll gain an increasing place in reserves because of diversification,” European Central Bank governing council member Christian Noyer said in a June 16 interview with Bloomberg News in Paris.
Russia may add the Australian and Canadian dollars to its international reserves for the first time after fluctuations in the U.S. currency and euro, Alexei Ulyukayev, the first deputy chairman of the nation’s central bank, said in an interview in Moscow on June 15. The International Monetary Fund may add the Aussie and loonie to a basket of currencies it uses in transactions, strategists at UBS AG, the world’s second-largest foreign-exchange trader, predict.
Reserve managers are joining private-sector investors including Pacific Investment Management Co., which runs the world’s biggest bond fund, in boosting allocations to nations with improving economies and the ability to reduce budget deficits after the European Union was forced to commit almost $1 trillion to prevent a sovereign default by Greece.
The failure to coordinate fiscal policy among the 16 nations making up the euro increases the risk a country may leave the currency union, according to Andrew Balls, head of European portfolio management at Pimco, and Jim Rogers, chairman of Rogers Holdings.
‘Possible Exit’
“The range of possible outcomes includes the preservation of the current euro-zone, albeit as a weaker entity unless urgent progress is made on a deeper fiscal union, or one or more euro-zone members restructuring their debt and also the possible exit of a current member country,” Balls wrote in a research report dated June 14.
Japan’s debt is approaching 205 percent of GDP, the highest among the 31 members of the Organization for Economic Cooperation and Development, the OECD said on May 26. The U.S. budget deficit is forecast to reach a record $1.6 trillion this fiscal year, according to the White House, and the Congressional Budget Office said in January that total debt will reach 60 percent of GDP by the end of the year, the highest level since 1952.
‘All Impaired’
“If you just laid the numbers out without identifying them, it’s hard to make the case that Europe, the United States or Japan should be part of reserve portfolios,” said Steven Englander, head of Group of 10 currency strategy at Citigroup Inc. in New York. “They are all impaired over longer term perspective.”
Greece’s borrowing costs have doubled to 9.4 percent for 10-year notes since October, while yields Portuguese debt rose as high as 6.3 percent last month, the most since the euro began trading in 1999. On June 18, the interest rate investors demand to hold Spanish debt rose as high as 5 percent, the most since July 2008. Last month the EU announced a 750 billion-euro ($924 billion) rescue mechanism to stabilize the market.
For reserve managers, the euro-area sovereign debt market has essentially shrunk to 20 percent of its previous size, with primarily German debt meeting central bank standards, said Alan Ruskin, head of currency strategy at Royal Bank of Scotland Group Plc in Stamford Connecticut.
Euro Assets Shrinking
“The shrinkage in high quality euro assets that reserve managers can buy does significant damage to euro pretensions to be the largest reserve currency,” Ruskin said. “It puts a ceiling on how large a share the euro can gain as a reserve currency.”
Australia’s net debt will peak at 6.1 percent, less than a 10th of the average expected for major advanced economies, Treasurer Wayne Swan said May 11 while announcing the nation’s budget. Canada’s budget gap will decline from 4.8 percent in 2009 to 1.6 percent in 2011 according to the median forecast of eight economists in a Bloomberg survey.
On April 6, Canada’s dollar was worth more than the U.S. currency for the first time since July 2008. On April 12, Australia’s dollar traded as high as 93.69 U.S. cents, the closest it had been to parity with the U.S. dollar since trading 94.06 U.S. cents in November.
Introduced in 1999 to replace the currencies of France, Germany, Italy and eight other nations, the euro’s share of global reserves climbed to 27.4 percent at the end of 2009 from 18 percent a decade earlier. The dollar accounted for 62.1 percent of the $4.6 trillion in reserves for which the IMF has data.
‘Manifestly Inadequate’
The euro’s appeal began to falter in December after EU officials said Greek economic statistics are “manifestly inadequate” in a draft document prepared for the region’s finance ministers. By the end of May, the currency had fallen for six straight months, the longest slump since its creation.
It traded at a four-year low of $1.1877 on June 7, and 10 days later BNP Paribas SA said it may weaken to 97 U.S. cents by the third quarter of 2011.

“Debasing what has been a strong currency and making it weaker and weaker is in the end going to destroy the euro,” Rogers said in a June 16 interview. It will take 10 to 15 years for the euro to disappear, Rogers said, adding that in the interim he’s bought the currency because pessimism towards Europe has beaten it down too much.
Reserve Bank of Australia Governor Glenn Stevens has increased the benchmark interest rate six times in the seven meetings through May 4, the most-aggressive series of increases among Group of 20 policy makers. The loonie is appreciating at the fastest rate in two months after the Bank of Canada began raising rates on June 1 with a 0.25 percentage point increase.
‘Picture of Stability’
“The growth outlook is stronger in these places, the fiscal outlook is stronger in these places and they should be safe havens from a diversification standpoint,” said Jens Nordvig, a managing director of currency research in New York at Nomura Holdings Inc. “They’re a clear picture of stability once that risk aversion move is out of the way.”
EU gross domestic product is forecast to grow 1.4 percent in 2011, according to the median forecast of 18 economists in a Bloomberg survey, Australia’s central bank raised its growth forecast for 2011 in May to 3.75 percent from 3.5 percent three months earlier. The Canadian economy will grow 3 percent in 2011, according to the median prediction of 14 economists in a separate Bloomberg survey.
The downside for central banks is that the Australian and Canadian bond markets aren’t as big or liquid as those in Europe or the U.S.
‘Too Small’
“I don’t think they’ll become major currencies used for global trade or that they can be part of the core of the international monetary system because they are too small,” the ECB’s Noyer said in the interview.
The C$380 billion ($371 billion) Canadian government debt market is less than one-tenth the size of the U.S.’s $5.7 trillion in notes and bonds, while Australia’s A$137 billion ($120 billion) outstanding is about one-third the size of Canada’s.
“There’s not enough liquidity and not enough bonds out there so they could never become a core part of a central bank’s holding,” said Richard Franulovich, a senior currency strategist at Westpac Banking Corp. in New York.
Sweden’s Riksbank
That hasn’t stopped some central banks from adding the currencies. Sweden’s Riksbank currently invests 5 percent of its 328 billion kronor ($42 billion) reserves in the Aussie and the loonie each, to supplement its 50 percent allocation to the euro and 20 percent in the greenback, said Anne Falken, head of the central bank’s investment division. The central bank is not allowed to speculate on the exchange rates themselves, Falken said in a June 16 interview from Stockholm.
Russia’s central bank has added the Canadian dollar to its reserve portfolio and may add the Australian currency, according to Ulyukayev.
“Adding the Australian dollar is being discussed,” he said. “There are pros and cons. We have added the Canadian dollar but haven’t yet begun operations” in the currency, Ulyukayev said.
U.S. dollars account for 47 percent of Russia’s reserves, while euros make up 41 percent, British pounds 10 percent and Japanese yen 2 percent, Ulyukyaev said in November. The central bank has reduced dollars from 50 percent in 2006, when euros accounted for 40 percent and the remaining 10 percent was in yen and pounds. Russia’s international reserves, the world’s third biggest, reached $458.2 billion on June 4.

‘Liquid Enough’
If central bankers were to determine that the commodity currencies were “liquid enough” to add to reserves, that could lead to “a substantial rise in underlying demand for the Aussie dollar and Canadian,” said Sean Callow, a currency strategist at Westpac Banking, during a June 16 interview from Sydney on Bloomberg Television’s “Global Connection.”
The Washington-based IMF will review the current basket of currencies of Special Drawing Rights, or SDRs, at the end of the year, a process that occurs every five years. There’s at least a 50 percent chance that the Australian and Canadian dollars will be added, said Mansoor Mohi-uddin, global head of currency strategy at UBS in Singapore.
“Because they will become more prominent over time, the IMF may decide the composition of SDRs has become too narrow and these two would be the best new currencies to add to the basket,” Mohi-uddin said. “It doesn’t matter what the proportion is or even if it was a small proportion. It will increase their status further.”
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7. Bank of America-Merrill Lynch Rolls Out ‘Merrill Edge’ Discount-Trading
Investmentadvisor.com
JANET P. LEVAUX
Bank of America-Merrill Lynch rolled out the Merrill Edge platform on Monday, June 21, to give new and existing customers discount online-trading, banking and other services.
The online-trading services are being offered to some clients at a discount when compared to fees generally charged by Charles Schwab and TD Ameritrade.
With balances of $25,000 or more in some accounts, investors can make up to 30 equity or ETF trades for free. For others, and when more than 30 trades per month take place, there are charges of $4.95 or $8.95 per trade.
Merrill is reportedly aiming to target investors with $250,000 or less in investable assets, according to The Wall Street Journal.
Investors opening certain accounts on the site and with more than $20,000 to invest may also seek advice from advisers, who are not part of Merrill Lynch’s full-service brokerage force, by phone.
“Merrill Edge is a unique business and platform that is a direct example of the power and combination of Bank of America with Merrill Lynch,” the company said in a statement. “Merrill Edge allows us to uniquely serve clients across all wealth segments and across all life with the full breadth of solutions — cash management to investments.”
The platform gives clients the option of making their investment decisions on their own via or getting financial advice via the Merrill Edge Advisory Center, a phone-based advice channel.
It was described briefly by Sallie Krawcheck, head of BofA’s wealth-management operations, in February. She told Reuters at the time that Merrill wanted to help investors who wanted to do a bit of trading and also to target “the next generation [of investors] who are feeling pretty hurt by the downturn.”
“Merrill Edge will bring to life the integration of the two legacy companies,” Bank of America (BAC) and Merrill Lynch, the company said in a statement on Monday. “By combining the investment expertise of Merrill Lynch and the global banking strength of BAC, Merrill Edge will allow clients to seamlessly manage investing and banking on their terms across an unprecedented level of access - branch, online and phone.”

Existing clients are beginning to receive communications about changes to their current accounts, and legacy Bank of America clients will get moved onto the platform by the end of the third quarter, the company says.
The bank plans to begin advertising the Merrill Edge platform more extensively either later this year or early next year.
Merrill Lynch is the third-largest wirehouse broker-dealer in terms of advisors with 15,005 in the first quarter of 2010 vs. 18,140 for Morgan Stanley Smith Barney and 15, 119 for Wells Fargo Advisors.
It is the second-largest in terms of assets under management in its wealth-management unit with $1.45 trillion vs. $1.5 trillion for Morgan Stanley.
However, in terms of average assets per advisor, Merrill stands at about $97 million per FA vs. Morgan Stanley with $88 million. UBS, with roughly 6,900 FAs in the Americas and $690 billion in assets in the region, reports that its advisors have about $100 million on average.
Bank of America-Merrill Lynch rolled out the Merrill Edge platform on Monday, June 21, to give new and existing customers discount online-trading, banking and other services.
The online-trading services are being offered to some clients at a discount when compared to fees generally charged by Charles Schwab and TD Ameritrade.
With balances of $25,000 or more in some accounts, investors can make up to 30 equity or ETF trades for free. For others, and when more than 30 trades per month take place, there are charges of $4.95 or $8.95 per trade.
Merrill is reportedly aiming to target investors with $250,000 or less in investable assets, according to The Wall Street Journal.
Investors opening certain accounts on the site and with more than $20,000 to invest may also seek advice from advisers, who are not part of Merrill Lynch’s full-service brokerage force, by phone.
“Merrill Edge is a unique business and platform that is a direct example of the power and combination of Bank of America with Merrill Lynch,” the company said in a statement. “Merrill Edge allows us to uniquely serve clients across all wealth segments and across all life with the full breadth of solutions — cash management to investments.”
The platform gives clients the option of making their investment decisions on their own via or getting financial advice via the Merrill Edge Advisory Center, a phone-based advice channel.
It was described briefly by Sallie Krawcheck, head of BofA’s wealth-management operations, in February. She told Reuters at the time that Merrill wanted to help investors who wanted to do a bit of trading and also to target “the next generation [of investors] who are feeling pretty hurt by the downturn.”
“Merrill Edge will bring to life the integration of the two legacy companies,” Bank of America (BAC) and Merrill Lynch, the company said in a statement on Monday. “By combining the investment expertise of Merrill Lynch and the global banking strength of BAC, Merrill Edge will allow clients to seamlessly manage investing and banking on their terms across an unprecedented level of access - branch, online and phone.”
Existing clients are beginning to receive communications about changes to their current accounts, and legacy Bank of America clients will get moved onto the platform by the end of the third quarter, the company says.
The bank plans to begin advertising the Merrill Edge platform more extensively either later this year or early next year.
Merrill Lynch is the third-largest wirehouse broker-dealer in terms of advisors with 15,005 in the first quarter of 2010 vs. 18,140 for Morgan Stanley Smith Barney and 15, 119 for Wells Fargo Advisors.

It is the second-largest in terms of assets under management in its wealth-management unit with $1.45 trillion vs. $1.5 trillion for Morgan Stanley.
However, in terms of average assets per advisor, Merrill stands at about $97 million per FA vs. Morgan Stanley with $88 million. UBS, with roughly 6,900 FAs in the Americas and $690 billion in assets in the region, reports that its advisors have about $100 million on average.
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8. Young kids show their hearts
Montreal Gazette
SUSAN SCHWARTZ
The pre-K children in the Centre de la Petite Enfance de Y at the West Island Jewish Community Centre raised more than $750 in its Coins for a Cause campaign this year, enough to make 63 stuffed animals for young patients at the Montreal Children’s Hospital.
The children gathered June 9 at the Build A Bear store at the Fairview shopping centre in Pointe Claire, where the kids assembled and stuffed the bears, put hearts inside them, then stitched the bears up.
The event, in its third year, was the brainchild of Ethan Elharrar, who was in the pre-K program at the CPE de Y in 2008 when he came up with the idea. He was 5, and his goal was to collect coins and use the money to make something for kids at the Montreal Children’s.
Subsequent pre-K classes at the CPE de Y have carried on the project. Each year, more than 40 children in the program help to collect coins before heading over to Build A Bear to make the bears. More than 165 bears have been donated to the Montreal Children’s.
“It’s a truly educational and rewarding project for everyone involved,” said parent organizers, who hope other day-care centres will pick up the idea “so that more children can learn the value of giving at an early age -and so that children who are not well can enjoy a touch of sunshine in their lives.”
Members of the Weight-Mates program at the YMYWHA recently raised $2,200 in an unusual way -and donated $1,100 to each of two local non-profit organizations. The sum represents the 220 pounds lost by group members over a three-month period.
The WeightMates started as a pilot project, created by an anonymous donor and YM-YWHA trainer Katalin Papp. The idea was to promote exercise and a healthy lifestyle in a supportive, non-judgmental group environment. As an incentive, the benefactor donated $10 for each pound lost; the money is to be shared by the YMYWHA and a free meal program at the Cummings Jewish Centre for Seniors known as Le Cafe.
About 500 TD employees, their families and their friends took to Mount Royal on May 30 for the fifth annual TD Green Sunday, cleaning up litter, cutting down alien invasive plant species and planting about 500 trees and shrubs.
“It’s great to see TD employees and their families dig in to this tree-planting activity with such passion,” said Christine Marchildon, senior vice-president of TD Canada Trust’s Quebec Region.
The event celebrated two anniversaries: TD‘s 150th in Quebec and the 20th anniversary of the TD Friends of the Environment Foundation. TD presented a white pine and a plaque to Les amis de la montagne in honour of the two milestones.
TD Green Sunday is organized by Les amis de la montagne and the TD Friends of the Environment Foundation, in collaboration with the city of Montreal. TD employees have planted about 2,700 trees during the past five years, and the foundation has donated more than $834,000 to fund more 260 environmental projects in Quebec.

A group calling itself Ruth’s Army organized its fifth annual Tea in the Park for Cancer Research event, June 5 at St. Mary’s Catholic Church in Greenfield Park — and raised more than $6,000.
Ruth’s Army is named for Ruth Prud’homme, who was an active community volunteer and friend to many; she died three years ago of breast cancer. The six women in Ruth’s Army are walkers in the annual 60-kilometre walk to end breast cancer organized by the Jewish General Hospital.
The Tea in the Park event started out as a tea social among friends when Prud’homme was alive -to encourage her and to promote breast cancer awareness. The English-style tea has consistently sold out — there’s space for 200 -and has raised more than $18,000 for cancer research.
A team of volunteers bakes scones, cakes and biscuits. More than 200 teacups have been donated for the event. This year’s event featured excellent raffle prizes courtesy of WestJet, ViaRailandtheW hotel, as well as several door prizes.
Some guests wear hats they adorn and decorate themselves and the hats are judged: the winner of the Ladies’ Hat prize this year went home with two bottles of wine and two wine glasses.
Donations to Ruth’s Army may be made through Shirley at 450-672-8442.
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9. Investors rate their advisers with a note of caution
The Vancouver Sun
ELLEN VAN WAGENINGEN
Canadians are happier with their investment firms but also more cautious than a year ago, says a study released last week by J.D. Power and Associates.
The global market crisis has made them wiser consumers, says Lubo Li, the head of the marketing information firm’s financial services practice in Toronto.
Only 43 per cent of Canadians believe the stock market has bottomed out compared to 58 per cent a year ago, the J.D. Power survey of 6,500 investors found.
And while they are more satisfied with their primary investment firm than a year ago, they are less committed to it than in the past. Only 14 per cent felt strongly loyal to their primary investment firm, compared to 21 per cent just a year ago. As well, they have reduced the percentage of their investments with their primary firm from an average of 81 per cent in 2009 to 78 per cent.
“I think it is the continuation of a trend we have seen in the past few years,” Li says. “Consumers or investors are spreading around their wealth. Part of that is because they had some bad experiences in the past two years.”
At the same time, self-directed discount brokerage firms have expanded, banks are offering more investment options and new retailer-based financial services are adding to the mix, he says. “Walmart is getting a bank. Canadian Tire is getting a bank.”
The competition is good for consumers, Li says. It forces firms to work harder to win their trust.
But the survey, now in its fifth year, also shows that it is generally the traditional investment firms that get the best reviews from customers.

Raymond James Ltd. scored highest for the second year in a row and was the only firm judged by customers to be among the best. The firms were evaluated on investment advisers, account offerings, investment performance, account information, fees, websites and problem resolution. The assessment of investment advisers was given the greatest weight of the seven criteria, Li says.
RBC Dominion Securities Inc., Edward Jones and Dundee Wealth Management Inc. rated better than most. Investors Group Securities Inc., TD Waterhouse, BMO Nesbitt Burns, CIBC Wood Gundy and Assante Wealth Management were considered about average. At the back of the pack were ScotiaMcLeod, National Bank Financial, Manulife Securities, Credential Securities and Desjardins Securities. Seven other firms were included but not rated because too few clients were part of the survey.
The survey tells firms where they stand compared to the competition. It is also a good tool for consumers, Li says. “You’re handing a big portion of your life savings to this firm to help you manage. If you don’t have the trust, if you don’t feel comfortable, you don’t want to work with them. Absolutely, [consumers] should look at that J.D. Power information because it is the voice of the customer.”
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON JUNE 22, 2010
Daily News Brief
June 22, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	Shareholders File Suit Against South Financial merger. Bank Says the Legal Action Has ‘No Merit’ — Greenville Online (SC)
Five shareholders of The South Financial Group have filed suit against the company, its directors and TD Bank Financial Group, alleging the merger agreement in which Canada-based TD Bank would acquire Greenville-based South Financial is unfair and contains a “shockingly low” offer price. [TD Bank is mentioned.]
2.	Overdraft Fees: Opting In — Consumerism Commentary
As we’ve addressed on Consumerism Commentary before, the Federal Reserve will be requiring banking customers to opt-in to overdraft protection. The highly publicized date of the change is July 1, but this is only the date by which new customers must be free from certain overdraft fees without opting into the service. [TD Bank is mentioned.]
INDUSTRY NEWS
1.	Bank of America-Merrill Lynch Rolls Out ‘Merrill Edge’ Discount-Trading — Investment Advisor
Bank of America-Merrill Lynch rolled out the Merrill Edge platform on Monday, June 21, to give new and existing customers discount online-trading, banking and other services. The online-trading services are being offered to some clients at a discount when compared to fees generally charged by Charles Schwab and TD Ameritrade.
2.	Visa, MasterCard Climb as Congress Weighs Debit-Fee Compromise — Bloomberg Businessweek
Visa Inc. and MasterCard Inc., the world’s biggest payments networks, climbed more than 5 percent as the U.S. Congress worked toward a compromise that would protect transaction fees they charge to banks.
3.	Bankers’ Round Table to Give Loans Another Look — The Morning Call (PA)
Small business owners who have been rejected for a loan could now get not only a second look at their application, but a third, a fourth or even a 10th glance.

4.	Scramble to Finish Bank Rules This Week — The Wall Street Journal
House and Senate Democrats are under pressure to complete their overhaul of financial regulations before President Barack Obama meets with world leaders this weekend, setting up a scramble to iron out differences on a range of complicated provisions.
TD BANK NEWS
1.	Shareholders File Suit Against South Financial merger. Bank Says the Legal Action Has ‘No Merit’ By David Dykes June 22, 2010 — Greenville Online (SC)
Five shareholders of The South Financial Group have filed suit against the company, its directors and TD Bank Financial Group, alleging the merger agreement in which Canada-based TD Bank would acquire Greenville-based South Financial is unfair and contains a “shockingly low” offer price.
H. Lynn Harton, South Financial’s president and chief executive officer, told The Greenville News that “our belief is that there is no merit to the suit.”
The suit alleges that the proxy filed with the Securities and Exchange Commission “conceals and omits material information” that shareholders would need to evaluate the proposal, and that TD’s offering price of 28 cents a share represents a “great disparity, and apparent unfairness” to TSFG shareholders, given the company’s book value of $2.72 per share.
Without more information, South Financial’s shareholders can’t cast “an informed vote” on the proposed merger and the vote should be suspended, the suit says.
Named as defendants are South Financial and its directors, TD Bank Financial, Toronto-Dominion Bank and Hunt Merger Sub Inc., a South Carolina corporation and wholly owned subsidiary of TD formed solely for the merger, according to court records.
TD officials couldn’t be reached for comment on Monday.
“The board and management thoroughly explored every potential avenue to maximize shareholder value in the face of a very challenging economic environment,” said Harton, who has been a company director since 2009 and is named as a defendant.
Harton said South Financial “had the best advisers that we could find and used their advice, which we thought was obviously sound and reasoned.”
The TD transaction is the result of that “exhaustive examination,” he said.
“We clearly believe it’s the best option for our shareholders and we would stand by the path that we have chosen,” Harton said.
The shareholders’ attorneys of the Mount Pleasant-based Motley Rice law firm couldn’t be reached for comment.

The plaintiffs, who are asking for a jury trial, allege in the suit that the proposed transaction with TD is illegal and unenforceable. They also are seeking a judgment that would direct South Financial’s board members to exercise their fiduciary duties to obtain a transaction that “is in the best interests of shareholders,” according to court records.
The plaintiffs, who include four South Carolina residents and one North Carolina resident, say that they brought the legal action on their behalf and that of other public shareholders and the suit “is properly maintainable” as a class action.
As of June 18, there were approximately 215 million publicly held shares of South Financial stock outstanding, according to the suit. The merger needs approval of South Financial shareholders and various regulators.
South Financial said last month it planned to merge with TD Bank and become a wholly owned TD subsidiary of the Toronto-based financial services giant.
The pressure on South Financial, the parent company of Carolina First Bank, had been steadily growing and crested recently with a consent order with the federal government that required the bank to raise more capital and unload troubled assets. South Financial rolled up more than $1.3 billion in losses since the beginning of 2008, when it installed new management.
TD said it signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial common share.
When the transaction is completed, TD will acquire all of South Financial and all of its businesses and obligations, including all deposits of Carolina First Bank, which also operates as Mercantile Bank in Florida.
As part of the deal, the federal government will sell to TD its $347 million of South Financial preferred stock acquired under the U.S. Treasury Department’s Capital Purchase Program. TD will pay approximately $130.6 million for the taxpayer funds South Financial received as part of the bank bailout plan. The government agreed to discharge all accrued but unpaid dividends on that stock, TD officials said.
In their suit, the South Financial shareholders allege TD received an unfair advantage over other potential buyers because it was the only one “armed with the knowledge” that Treasury was willing to take a $217 million discount on its TARP preferred stock.
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2.	Overdraft Fees: Opting In June 21, 2010 — Consumerism Commentary
As we’ve addressed on Consumerism Commentary before, the Federal Reserve will be requiring banking customers to opt-in to overdraft protection. The highly publicized date of the change is July 1, but this is only the date by which new customers must be free from certain overdraft fees without opting into the service.

Most of us have existing accounts, and the date we need to be concerned about it August 15. This is the deadline for banks to refrain from charging an account holder overdraft fees without explicit consent.
Banks want their customers to opt in, so they will make it as easy as possible to do so. For example, I received a pamphlet from TD Bank, where I have a checking account with a debit card, explaining how I should proceed to let the bank know that I want to be able to use my debit card to pay for something without having the funds to cover the purchase.
TD is offering a program called “TD Debit Card Advance” which covers customers who use a debit card to overdraw their account by more than $5. The bank fronts the money, which must be paid back, and charges a $35 fee. This is the same fee that is currently charged for an overdraft.
Furthermore, the pamphlet states that an overdraft fee can be avoided by making a cash deposit or account transfer by the cutoff time of the current business day pertaining to the local branch.
This change doesn’t affect customers who link a savings account to a checking account for overdraft coverage unless that savings account does not have enough funds.
I have no plans to enroll in the program. There’s no need to introduce more fees into my life, even if they are only potential fees. If I were to use my debit card, I’d prefer the purchase to be declined. That may not have been the case over ten years ago when I had no money in any bank account and still needed to pay for food and transportation.
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INDUSTRY NEWS
1.	Bank of America-Merrill Lynch Rolls Out ‘Merrill Edge’ Discount-Trading By Janet P. Levaux June 22, 2010 — Investment Advisor
Bank of America-Merrill Lynch rolled out the Merrill Edge platform on Monday, June 21, to give new and existing customers discount online-trading, banking and other services.
The online-trading services are being offered to some clients at a discount when compared to fees generally charged by Charles Schwab and TD Ameritrade.
With balances of $25,000 or more in some accounts, investors can make up to 30 equity or ETF trades for free. For others, and when more than 30 trades per month take place, there are charges of $4.95 or $8.95 per trade.
Merrill is reportedly aiming to target investors with $250,000 or less in investable assets, according to The Wall Street Journal.
Investors opening certain accounts on the site and with more than $20,000 to invest may also seek advice from advisers, who are not part of Merrill Lynch’s full-service brokerage force, by phone.

“Merrill Edge is a unique business and platform that is a direct example of the power and combination of Bank of America with Merrill Lynch,” the company said in a statement. “Merrill Edge allows us to uniquely serve clients across all wealth segments and across all life with the full breadth of solutions — cash management to investments.”
The platform gives clients the option of making their investment decisions on their own via or getting financial advice via the Merrill Edge Advisory Center, a phone-based advice channel.
It was described briefly by Sallie Krawcheck, head of BofA’s wealth-management operations, in February. She told Reuters at the time that Merrill wanted to help investors who wanted to do a bit of trading and also to target “the next generation [of investors] who are feeling pretty hurt by the downturn.”
“Merrill Edge will bring to life the integration of the two legacy companies,” Bank of America (BAC) and Merrill Lynch, the company said in a statement on Monday. “By combining the investment expertise of Merrill Lynch and the global banking strength of BAC, Merrill Edge will allow clients to seamlessly manage investing and banking on their terms across an unprecedented level of access — branch, online and phone.”
Existing clients are beginning to receive communications about changes to their current accounts, and legacy Bank of America clients will get moved onto the platform by the end of the third quarter, the company says.
The bank plans to begin advertising the Merrill Edge platform more extensively either later this year or early next year.
Merrill Lynch is the third-largest wirehouse broker-dealer in terms of advisors with 15,005 in the first quarter of 2010 vs. 18,140 for Morgan Stanley Smith Barney and 15, 119 for Wells Fargo Advisors.
It is the second-largest in terms of assets under management in its wealth-management unit with $1.45 trillion vs. $1.5 trillion for Morgan Stanley.
However, in terms of average assets per advisor, Merrill stands at about $97 million per FA vs. Morgan Stanley with $88 million. UBS, with roughly 6,900 FAs in the Americas and $690 billion in assets in the region, reports that its advisors have about $100 million on average.
Bank of America-Merrill Lynch rolled out the Merrill Edge platform on Monday, June 21, to give new and existing customers discount online-trading, banking and other services.
The online-trading services are being offered to some clients at a discount when compared to fees generally charged by Charles Schwab and TD Ameritrade.
With balances of $25,000 or more in some accounts, investors can make up to 30 equity or ETF trades for free. For others, and when more than 30 trades per month take place, there are charges of $4.95 or $8.95 per trade.
Merrill is reportedly aiming to target investors with $250,000 or less in investable assets, according to The Wall Street Journal.

Investors opening certain accounts on the site and with more than $20,000 to invest may also seek advice from advisers, who are not part of Merrill Lynch’s full-service brokerage force, by phone.
“Merrill Edge is a unique business and platform that is a direct example of the power and combination of Bank of America with Merrill Lynch,” the company said in a statement. “Merrill Edge allows us to uniquely serve clients across all wealth segments and across all life with the full breadth of solutions — cash management to investments.”
The platform gives clients the option of making their investment decisions on their own via or getting financial advice via the Merrill Edge Advisory Center, a phone-based advice channel.
It was described briefly by Sallie Krawcheck, head of BofA’s wealth-management operations, in February. She told Reuters at the time that Merrill wanted to help investors who wanted to do a bit of trading and also to target “the next generation [of investors] who are feeling pretty hurt by the downturn.”
“Merrill Edge will bring to life the integration of the two legacy companies,” Bank of America (BAC) and Merrill Lynch, the company said in a statement on Monday. “By combining the investment expertise of Merrill Lynch and the global banking strength of BAC, Merrill Edge will allow clients to seamlessly manage investing and banking on their terms across an unprecedented level of access — branch, online and phone.”
Existing clients are beginning to receive communications about changes to their current accounts, and legacy Bank of America clients will get moved onto the platform by the end of the third quarter, the company says.
The bank plans to begin advertising the Merrill Edge platform more extensively either later this year or early next year.
Merrill Lynch is the third-largest wirehouse broker-dealer in terms of advisors with 15,005 in the first quarter of 2010 vs. 18,140 for Morgan Stanley Smith Barney and 15, 119 for Wells Fargo Advisors.
It is the second-largest in terms of assets under management in its wealth-management unit with $1.45 trillion vs. $1.5 trillion for Morgan Stanley.
However, in terms of average assets per advisor, Merrill stands at about $97 million per FA vs. Morgan Stanley with $88 million. UBS, with roughly 6,900 FAs in the Americas and $690 billion in assets in the region, reports that its advisors have about $100 million on average.
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2.	Visa, MasterCard Climb as Congress Weighs Debit-Fee Compromise By Peter Eichenbaum June 21, 2010 — Bloomberg Businessweek
Visa Inc. and MasterCard Inc., the world’s biggest payments networks, climbed more than 5 percent as the U.S. Congress worked toward a compromise that would protect transaction fees they charge to banks.

The House will seek to maintain the Senate’s proposed cap on debit-card interchange, or “swipe” fees, according to Representative Barney Frank, the Massachusetts Democrat leading talks to produce a final regulatory overhaul bill. The plan from Senator Richard Durbin would empower the Federal Reserve to set fees charged to merchants that are “reasonable and proportional” to the cost of processing debit transactions.
“If the counter-proposal becomes law, Visa and MasterCard still may have to cope with some business-model changes, but these would likely be less than had been feared,” Jason Kupferberg, an analyst at UBS AG in New York, said today in a note to clients.
The compromise prevents the Fed from regulating “network fees” that Visa and MasterCard charge to banks on each transaction as long as the fees aren’t used to “circumvent” interchange regulation, according to Durbin, the Illinois Democrat and majority whip. Reloadable prepaid cards, including those used to disburse government benefits, would be exempt.
The House version also would allow the Fed to consider fraud-related costs in setting interchange rates.
“We were able to reach an agreement which makes minor changes to strengthen consumer protections and bring competition to a market where there is none,” Durbin said in a statement. “We’ve addressed the concerns of states regarding their ability to provide services to the unemployed and the concerns of small financial firms regarding their ability to provide services to the unbanked.”
$20 Billion Fees
Visa rose 6.2 percent to $81.83 at 2:28 p.m. in New York Stock Exchange composite trading. Purchase, New York-based MasterCard advanced 5.1 percent, to $225.20. Shares of both companies had fallen about 14 percent from May 3 through June 18, after Durbin said he would seek interchange limits.
Visa spokesman Will Valentine and MasterCard’s James Issokson declined to comment.
MasterCard and San Francisco-based Visa set interchange fees and pass the money to card-issuing banks including Bank of America Corp. and JPMorgan Chase & Co. Interchange is the largest part of the fees U.S. merchants pay to accept plastic from Visa and MasterCard. Debit fees totaled $19.7 billion and averaged 1.63 percent of each sale last year, according to the Nilson Report, an industry newsletter.
May Senate Vote
The Senate voted 64-33 on May 13 to include the debit- interchange caps after Durbin agreed to exempt banks with assets of less than $10 billion, or 99 percent of all U.S. lenders. That failed to win the support of groups representing credit unions and community banks, who said the exemption would make their cards more expensive to accept than those issued by bigger banks.
On June 16, amid growing opposition in the House and concerns expressed by state treasurers including Republican Shane Osborn of Nebraska, Durbin said he would work to also exempt reloadable prepaid cards used to disburse government benefits.

Representative Debbie Wasserman Schultz, a member of the House majority’s leadership team, persuaded 130 colleagues to join her in signing a letter that urges the bipartisan conference committee to strip Durbin’s proposal from the bill. The Florida Democrat has said her opposition isn’t influenced by her husband, Steve Schultz, vice president of commercial lending at Community Bank of Broward in Florida.
The industry escaped previous attempts to regulate interchange on credit cards, which average about 2 percent per transaction, saying the fees are needed to compensate them for the risk of lending money. That argument isn’t relevant to interchange on debit cards, which tap funds held in consumer checking accounts.
Durbin said in a June 17 interview that he’s determined to push through his amendment and counteract the “unregulated power” wielded by Visa and MasterCard. The companies accounted for 91 percent of global purchase transactions made with general-purpose cards last year, according to the Nilson Report.
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3.	Bankers’ Round Table to Give Loans Another Look By Devon Lash June 22, 2010 — The Morning Call (PA)
Small business owners who have been rejected for a loan could now get not only a second look at their application, but a third, a fourth or even a 10th glance.
A new peer review program announced Monday will bring together 11 lending institutions in the Lehigh Valley, the Rising Tide Community Loan Fund and the Small Business Development Center at Lehigh University to review rejected loans for new or fledgling businesses and give other banks a chance to extend credit.
Administered by the Lehigh Valley Economic Development Corp. and the Community Action Committee of the Lehigh Valley, which runs the loan fund, the program aims to funnel credit into the Lehigh Valley and kick-start the economy.
“This recession was created by a dysfunctional credit market,” said CACLV Executive Director Alan Jennings. “Loans are being scrutinized for safety and soundness in ways they never have been before. And what will drive this recovery is access to credit.”
The banks will meet biweekly for six months to consider recently rejected loans for at least $25,000 for businesses in operation for less than two years. Individuals can’t apply directly to the peer review program, but Jennings said they can encourage their bank to submit their application.
No one knows how many small businesses have been rejected for credit since the financial meltdown of 2008, but it’s apparent that small businesses are struggling, said Stephen Althouse, a spokesman for the Lehigh Valley Economic Development Corp.
“The line of credit has been cut back and working capital is very challenging to obtain now,” said Jack Pfunder, executive director and CEO of the Manufacturers Resource Center in Bethlehem, which represents more than 1,500 manufacturing companies. Small businesses

“don’t have the working capital to finance the growth they’re starting to see. It’s slowing down opportunities.”
On the most basic level, small businesses will probably see more loans, Jennings said.
And beneath the surface, a myriad of benefits may crop up, he said. Banks that make loans may see more business, encouraging other banks to rewrite their standards. Banks may offer more “participation loans,” or loans when risk is shared by more than one bank. If the application is rejected by all 11 banks, a small business will get a big hint their business model needs to change.
Finally, the program might provide more clues to the health of the credit industry.
“This is a complete game-changer,” Jennings said. “I’m not aware of this being done anywhere else.”
The 11 participating commercial lending institutions are Embassy Bank for the Lehigh Valley, First Niagara, First Star Bank, KNBT, Lafayette Ambassador Bank, M&T Bank, PNC, TD Bank, Team Capital Bank, Unity Bank and Wachovia.
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4.	Scramble to Finish Bank Rules This Week By Damian Paletta June 22, 2010 — The Wall Street Journal
House and Senate Democrats are under pressure to complete their overhaul of financial regulations before President Barack Obama meets with world leaders this weekend, setting up a scramble to iron out differences on a range of complicated provisions.
The discussions cover issues from bank regulation to consumer protection. They seek to find a balance that may appease the few centrist Republicans willing to support the bill, while also keeping liberal Democrats happy.
If lawmakers don’t complete their work this week, not only will Mr. Obama go to the Group of 20 summit this weekend without a final bill to tout, but also Congress might not be able to pass a law before the July 4 recess.
Lawmakers on Monday neared a deal on a key part of the bill, people familiar with the matter said, which would limit the amount of capital a bank can place in risky investments.
This provision, known as the Volcker Rule, had originally proposed a strict ban on banks making bets with their own money, a practice known as proprietary trading. Lawmakers were in advanced talks to allow large banks to invest a small amount of their capital—perhaps 2%—into certain privately managed funds, several people familiar with the matter said.
The precise level is still being discussed and aides said the number could change. To appease critics of big banks, the agreement could remove part of the Senate bill that gave the Treasury secretary discretion to discard the limits on proprietary trading altogether.

Former Federal Reserve Chairman Paul Volcker, the idea’s originator, had expressed opposition toward allowing banks to invest even small amounts. President Obama and Mr. Volcker discussed the issue over the weekend, people familiar with the matter said.
“Mr. Volcker wants and expects a really strong bill,” said the former Fed chairman’s assistant, Tony Dowd. “He doesn’t want it to look like Swiss cheese.”
Lawmakers are also close to a deal that would place a new consumer-financial protection bureau within the Federal Reserve, scrapping an original White House proposal to create a standalone agency.
The change, which closely follows language adopted by the Senate in May, would likely not appease business groups, which oppose the creation of any new consumer-protection regulator with broad powers. Lawmakers are divided over whether it would have power over auto dealerships.
Congressional aides said lawmakers remained divided on whether banks should be allowed to keep their derivatives-trading operations. A requirement that banks spin off such operations was inserted into the Senate-passed bill by Blanche Lincoln, an Arkansas Democrat.
They were also divided about how to set up stricter capital rules for banks with more than $10 billion of assets, as required by an amendment Sen. Susan Collins (R., Maine) attached to the Senate bill last month. Banks say the rules would restrict their ability to lend.
Lawmakers on Monday did reach a deal that would limit the amount of fees banks are allowed to charge retailers for processing debit cards.
The conference committee of congressional negotiators seeking to resolve differences between the House and Senate versions of the bill plans to work through the consumer-protection issues on Tuesday, the Volcker Rule on Wednesday, and derivatives regulation on Thursday. The timing could slip if lawmakers need more time to resolve disputes.
Democrats and administration officials still expect almost all Republicans to vote against the final bill.
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